JONES, DAY, REAVIS & P

NORTH POINT • 901 LAKESIDE AVEN

CLEVELAND, OHIO 44114-1190

TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

WRITER'S DIRECT NUMBER:

(216) 586-7314

kjcorrigan@jonesday.com

02060206

412523:cr:1034522
930210-005011

November 18, 2002

File No. 82-3349

NOV 20 2002

1086

PROCESSED

DEC 09 2002

THOMSON FINANCIAL

SUPPL

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bespak plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

dlw 12/4

File No. 82-3349

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Karen J. Corrigan

Enclosures

cc: Ms. Louise Scott (Bespak plc) (w/o enc.)
Ms. Rachel Keeley (Jones Day - London) (w/o enc.)

London STOCK EXCHANGE
RNS The company news service from the London Stock Exchange
Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upd:
Bespak PLC	Holding(s) in Company		16:24 22 Au

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Aviva plc and its subsidiary, Morley Fund Man**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18: **Not stated**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl

BNY Norwich Union Nominees Limited – 765,570 (material)

Chase GA Group Nominees Limited – 1,293,530 (material)

CUIM Nominee Limited – 613,197 (material)

RBSTB Nominees Limited – 72,341 (material)

CUIM Nominee Limited – 218,888

Vidacos Nominees Limited – 232,680

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: **26,471**

8) Percentage of issued class: **0.099**

9) Class of security: **Ordinary**

10) Date of transaction: **15 August 2002**

11) Date company informed: **22 August 2002**

12) Total holding following this notification: **3,196,206**

13) Total percentage holding of issued class following this notification: **11.93**

14) Any additional information: **Total shares in issue - 26,790,889**

15) Name of contact and telephone number for queries: **Louise Scott 01908 525240**

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification : **22 August 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

status list

London STOCK EXCHANGE
RNS | The company news service from the London Stock Exchange
Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Holding(s) in Company		13:44 28 Au

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Barclays PLC**

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the a

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited – 580,557

Zeban Nominees Limited – 236,000

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **23 August 2002**

12) Total holding following this notification: **816,557**

13) Total percentage holding of issued class following this notification: **3.05**

14) Any additional information: **Total shares in issue 26,790,889**

15) Name of contact and telephone number for queries: **Louise Scott 01908 525240**

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, General Counsel

Date of notification: **28 August 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

status list

London STOCK EXCHANGE | RNS | The company news service from the London Stock Exchange

Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upd
Bespak PLC	Holding(s) in Company		09:51 30 Au

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Deutsche Bank AG and its subsidiaries**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18: **Not stated**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eac

Morgan Grenfell & Co Limited – 38,025

Morgan Nominees Limited – 1,112,577

Morgan Nominees Limited a/c SL – 74,377

Morgan Nominees Limited a/c D131 – 1,221,907

RBSTB Nominees Ltd – 1,043,836

State Street Nominees Limited – 80,000

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **30 August 2002**

12) Total holding following this notification: **3,570,722**

13) Total percentage holding of issued class following this notification: **13.33**

14) Any additional information: **Shares in issue 26,790,889**

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **30 August 2002**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

status list

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Holding(s) in Company		11:09 3 Sep

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Aviva plc and its subsidiary, Morley Fund Man**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18: **Not stated**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl

BNY Norwich Union Nominees Limited – 554,919 (material)

Chase GA Group Nominees Limited – 1,201,659 (material)

CUIM Nominee Limited – 493,487 (material)

RBSTB Nominees Limited – 72,341 (material)

CUIM Nominee Limited – 218,888

Vidacos Nominees Limited – 232,680

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: **377,939**

8) Percentage of issued class: **1.41**

9) Class of security: **Ordinary**

10) Date of transaction: **28 August 2002**

11) Date company informed: **3 September 2002**

12) Total holding following this notification: **2,773,974**

13) Total percentage holding of issued class following this notification: **10.35**

14) Any additional information: **Total shares in issue - 26,790,889**

15) Name of contact and telephone number for queries: **Louise Scott 01908 525240**

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification : **3 September 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

status list

RNS The company news service from the London Stock Exchange

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend Close

Company	Bespak PLC
TIDM	BPK
Headline	Result of AGM
Released	16:02 20 Sep 2002
Number	4648B

For Immediate Release: Friday, 20 September 2002

AGM Statement & Appointment of Non-Executive Director

Milton Keynes, UK: Bespak plc is pleased to announce that all resolutions were duly passed at its Annual General Meeting today.

The Group has also announced a strengthening of its main Board with the appointment of Jack Cashman, who will be joining Bespak as a non-executive director with effect from 20 September 2002. Jack Cashman is the former Chairman and joint-CEO of R P Scherer Corporation, the international developer and manufacturer of drug delivery systems. In 1989 he participated in the leveraged buy-out of R P Scherer and then in 1991, as Chairman and joint-CEO, he led the flotation of the company. Under his Chairmanship, R P Scherer subsequently became the world's largest producer of soft gelatine capsules. Jack Cashman is currently Chairman of Vectura Limited, the private, UK pulmonary drug delivery company and a non-executive director of Phoqus Limited, a UK company specialising in oral drug delivery.

Bespak Chairman, Sir David Cooksey, commented:

"We are delighted to welcome Jack Cashman to the Board. Jack has extensive experience of managing health-care companies and was instrumental in building the international drug delivery business of R P Scherer. His wealth of industry expertise and his continuing interest in drug delivery will be invaluable to the Bespak Group."

For further information please contact:
BESPAK plc
Mark Throdahl – Chief Executive Tel: +44 (0) 1908 525 200

BUCHANAN COMMUNICATIONS Tel: +44 (0) 20 7466 5000
Tim Thompson/Nicola How

Notes to Editors

About Bespak plc:
Bespak plc is in the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder inhalers, actuator and spacer systems, as well as specialist components and assemblies for the US medical device industry. The Group has manufacturing facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina in the USA.

Quoted on the Full List of the London Stock Exchange, Bespak is valued at approximately £135 M.

END

London STOCK EXCHANGE | RNS | The company news service from the London Stock Exchange

Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upd
Bespak PLC	Blocklisting Interim Review		10:51 24 Se

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Savings Related Share Option Scheme**

3. Period of return: From **24 September 2001** to **24 September 2002**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: **400,000**

5. Number of shares issued/allotted under scheme during period: **NIL**

6. Balance under scheme not yet issued/allotted at end of period: **400,000**

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: **400,000 Ordinary on 22 March 2000**

Please confirm total number of shares in issue at the end of the period in order for us to update our
26,790,889

Contact for queries: **Louise Scott**

Address: **Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. M**

Name of person making return: **Louise Scott**

Telephone: **01908 525240**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

status list

London STOCK EXCHANGE
RNS | The company news service from the London Stock Exchange
Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upd
Bespak PLC	Holding(s) in Company		11:54 25 Sep

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Schroder Investment Management Limited, its company, Schroders plc, and its subsidiaries and affiliated companies**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18:

Non-beneficial – discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl

Schroder Nominees Limited – 45,000

Chase Nominees Limited – 3,480,889

Imperial Pensions Nominees Limited – 100,000

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R – 326,800

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P – 695,700

Nortrust Nominees Limited – 150,000

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: **25,000**

8) Percentage of issued class: **0.09**

9) Class of security: **Ordinary**

10) Date of transaction: **24 September 2002**

11) Date company informed: **25 September 2002**

12) Total holding following this notification: **4,798,389**

13) Total percentage holding of issued class following this notification: **17.91**

14) Any additional information: **Shares in issue 26,790,889**

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **25 September 2002**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

---

status list

London STOCK EXCHANGE
RNS | The company news service from the London Stock Exchange
Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upd
Bespak PLC	Director Shareholding		14:32 25 Se

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PER

1)Name of company: **Bespak plc**

2) Name of director: **Mark C Throdahl**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above – beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl notified):

5) Please state whether notification relates to a person(s) connected with the Director named in 2 a the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/s if discretionary/non discretionary:

Grant of share options (see below)

7) Number of shares/amount of stock acquired:

8) Percentage of issued class:

9) Number of shares/amount of stock disposed:

10) Percentage of issued class:

11) Class of security: **Ordinary**

12) Price per share:

13) Date of transaction: **20 September 2002**

14) Date company informed: **25 September 2002**

15) Total holding following this notification: **42,000 shares and 255,000 options = 297,000**

16) Total percentage holding of issued class following this notification: **1.11**

If a director has been granted options by the company please complete the following boxes

17) Date of grant: **25 September 2002**

18) Period during which or date on which exercisable: **20 September 2005 – 20 September 2012 and 20 September 2007 – 20 September 2012 (35,000 options)**

19) Total amount paid (if any) for grant of the option: **NIL**

20) Description of shares or debentures involved: class, number: **105,000 ordinary shares of 10p**

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercis **share**

22) Total number of shares or debentures over which options held following this notification: **2**

23) Any additional information: **Number of shares in issue 26,790,889**

24) Name of contact and telephone number for queries: **Louise Scott, Company Secretary 0190**

25) Name and signature of authorised company official responsible for making this notification: **I Company Secretary**

Date of Notification: **25 September 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upd:
Bespak PLC	Director Shareholding		14:29 25 Se

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PER:

1) Name of company: **Bespak plc**

2) Name of director: **R J Preece**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18 or in respect of a non-beneficial interest:

Beneficial holding of director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl notified):

5) Please state whether notification relates to a person(s) connected with the Director named in 2 al the connected person(s):

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/s if discretionary/non discretionary:

Grant of share options (see below)

7) Number of shares/amount of stock acquired:

8) Percentage of issued class:

9) Number of shares/amount of stock disposed:

10) Percentage of issued class:

11) Class of security: **Ordinary**

12) Price per share:

13) Date of transaction: **20 September 2002**

14) Date company informed: **25 September 2002**

15) Total holding following this notification: **16,771 shares, 170,016 options + 4,774 LTIP Awa**

16) Total percentage holding of issued class following this notification: **0.71**

If a director has been granted options by the company please complete the following boxes

17) Date of grant: **20 September 2002**

18) Period during which or date on which exercisable: **20 September 2005 – 20 September 2012 + 20**

September 2007 – 20 September 2012 (24,000 options)

19) Total amount paid (if any) for grant of the option: **Nil**

20) Description of shares or debentures involved: class, number: **72,500 ordinary shares of 10p e**

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercis

22) Total number of shares or debentures over which options held following this notification: **170,**
4,774 (LTIP Awards)

23) Any additional information: **Shares in issue 26,790,889**

24) Name of contact and telephone number for queries:

Louise Scott 01908 525240

25) Name and signature of authorised company official responsible for making this notification: **L**
Company Secretary

Date of Notification: **25 September 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

status list

View Announcement

Announcement Details

Company	Headline	Embargo	Last Update
Bespak PLC	Director Declaration		10:33 3 Oct 02

Full Announcement Text

Bespak plc: New Director's Details

The appointment of Mr Jack Cashman as a non-executive director of Bespak plc was announced on 20 September 2002. In accordance with Rule 16.4 of the Listing Rules, it is confirmed that Mr Cashman has not held a directorship in another publicly quoted company within the past five years and that there are no details to be disclosed in relation to him under paragraphs 6.F.2 (b) to (g) of the Listing Rules.

END

status list

London STOCK EXCHANGE
RNS | The company news service from the London Stock Exchange
Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Bespak PLC	Blocklisting Interim Review		12:00 21 Oct 02

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1986 Executive Share Option Scheme**

3. Period of return: From **17 April 2002** to **21 October 2002**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:

15,000

5. Number of shares issued/allotted under scheme during period:

NIL

6. Balance under scheme not yet issued/allotted at end of period:

15,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission:

450,000 Ordinary on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our

26,790,889

Contact for queries: **Louise Scott**

Address: **Blackhill Drive, Featherstone Road, Wolverton Mill South, Milt**
Bucks. MK12 5TS

Name of person making return: **Louise Scott, Company Secretary**

Telephone: **01908 525240**

For more information on the Bespak Group please visit our Website at http://www.bespak.com

END

---

status list

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Bespak PLC	Blocklisting Interim Review		11:51 21 Oct 02

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Savings Related Share Option Scheme**

3. Period of return: From **17 April 2002** to **21 October 2002**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:

50,000

5. Number of shares issued/allotted under scheme during period:

NIL

6. Balance under scheme not yet issued/allotted at end of period:

50,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission:

50,000 Ordinary shares on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our

26,790,889

Contact for queries: **Louise Scott**

Address: **Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bu**

Name of person making return: **Louise Scott, Company Secretary**

Telephone: **01908 525240**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Bespak PLC	Holding(s) in Company		13:26 21 Oct 02

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Schroder Investment Management Limited, its company, Schroders plc, and its subsidiaries and affiliated companies**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18:

Non-beneficial – discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl

Chase Nominees Limited – 3,550,889

Imperial Pensions Nominees Limited – 100,000

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R – 326,800

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P – 695,700

Nortrust Nominees Limited – 150,000

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **11 October 2002**

12) Total holding following this notification: **4,823,389**

13) Total percentage holding of issued class following this notification: **18.004**

14) Any additional information: **Shares in issue 26,790,889**

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **21 October 2002**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Bespak PLC	Blocklisting Interim Review		10:29 24 Oct 02

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Company Share Option Scheme**

3. Period of return: From **26 April 2002** to **24 October 2002**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:

43,422

5. Number of shares issued/allotted under scheme during period:

Nil

6. Balance under scheme not yet issued/allotted at end of period:

43,422

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

50,000 Ordinary shares on 25 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our

26,790,889

Contact for queries: **Louise Scott**

Address: **Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. M**

Name of person making return: **Louise Scott, Company Secretary**

Telephone: **01908 525240**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Bespak PLC	Holding(s) in Company		10:05 4 Nov 02

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Aviva plc and its subsidiary, Morley Fund Man**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18: **Not stated**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl

BNY Norwich Union Nominees Limited – 554,919 (material)

Chase GA Group Nominees Limited – 1,201,659 (material)

Chase Nominees Limited – 139,088 (material)

CUIM Nominee Limited – 533,487 (material)

RBSTB Nominees Limited – 72,341 (material)

CUIM Nominee Limited – 218,888

Vidacos Nominees Limited – 243,680

5) Number of shares/amount of stock acquired: **40,000**

6) Percentage of issued class: **0.149**

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction: **25 October 2002**

11) Date company informed: **30 October 2002**

12) Total holding following this notification: **2,964,062**

13) Total percentage holding of issued class following this notification: **11.06**

14) Any additional information: **Total shares in issue - 26,790,889**

15) Name of contact and telephone number for queries: **Louise Scott 01908 525240**

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification : **4 November 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

London STOCK EXCHANGE
RNS | The company news service from the London Stock Exchange
Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Bespak PLC	Holding(s) in Company		09:50 4 Nov 02

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Barclays PLC**

3) Please state whether notification indicates that it is in respect of holding of the shareholder nam in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that children under the age of 18:

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by ea

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **30 October 2002**

12) Total holding following this notification: **Barclays PLC no longer has a notifiable inter(October 2002**

13) Total percentage holding of issued class following this notification:

14) Any additional information: **Total shares in issue 26,790,889**

15) Name of contact and telephone number for queries: **Louise Scott 01908 525240**

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, General Counsel

Date of notification: **4 November 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

status list

London STOCK EXCHANGE
RNS | The company news service from the London Stock Exchange
Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Bespak PLC	Holding(s) in Company		09:50 4 Nov 02

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Barclays PLC**

3) Please state whether notification indicates that it is in respect of holding of the shareholder nan in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that children under the age of 18:

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by ea

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **30 October 2002**

12) Total holding following this notification: **Barclays PLC no longer has a notifiable intere**
October 2002

13) Total percentage holding of issued class following this notification:

14) Any additional information: **Total shares in issue 26,790,889**

15) Name of contact and telephone number for queries: **Louise Scott 01908 525240**

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, General Counsel

Date of notification: **4 November 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

---

status list

RNS The company news service from the London Stock Exchange

Full Text Announcement

Back Other Announcements from this Company Send to a Friend Close

Company	Bespak PLC
TIDM	BPK
Headline	Trading Statement
Released	07:00 5 Nov 2002
Number	3422D

For Immediate Release **07.00, Tuesday, 5 November 2002**

BESPAK PLC

TRADING UPDATE

Bespak (LSE:BPK), innovator of drug delivery technologies, announces a trading update concerning its future prospects and near-term financial performance.

Highlights:

- Development agreement signed with Lyfjathroun to develop three systemic nasal drugs
- New GSK agreement for HFA valves
- Sale of MicrosprayDelta shares – provides Bespak with worldwide market access and £1m gain on proceeds of £2.1m
- Regulatory submission timings for Inhale Therapeutics' device remain uncertain – Bespak therefore unable to include projected revenues from commercial production in 2002/03 or 2003/04
- Weston Medical Intraject™ delay will affect near term revenue
- Inventory build by certain US customers will dampen this year's sales of CFC valves
- A new Group Finance Director, Martin Hopcroft, was appointed today. Robert Preece, Group Finance Director, has stepped down from the Bespak Board, thus crystallising his long term plans to move on. Martin Hopcroft replaces him with immediate effect (see separate announcement)
- Dividend to be maintained despite lower earnings projections

Sir David Cooksey, Chairman of Bespak, commented:

"Despite generally difficult economic conditions and being adversely affected by news from our customers, I am still pleased to be able to report that as well as being committed to maintaining the dividend, we also remain very positive about the Group's future.

Looking ahead, we see no sign of a reduction in opportunities in either our underlying development and manufacturing business or in nasal drug delivery. The latter area is progressing particularly well, validating the strategy put in place in early 2000.

On a personal note, I would like to thank Robert Preece for the time and energy that he has focused on Bespak over the last seven years and for his offer to ensure a smooth handover during the next two months. I speak for the Board when I say that we are very sad to see him go and wish him the very best for the future."

Phase II Lyfjathroun Agreement:
Our technical collaboration with Lyfjathroun continues to exceed expectations. As a result of this success, we have reached agreement with this Reykjavik-based nasal drug formulation business to undertake a much more extensive programme based on proprietary formulation technology licensed to Bespak.

The new agreement, which works on three systemically acting drugs, accelerates our Nasal strategy while decreasing its risk.

GlaxoSmithKline ("GSK") Valve Agreement:
Bespak is also pleased to report today that it has extended its existing relationship with GSK through an agreement to supply the pharmaceutical company with a new valve design for HFA products. Full-scale commercialisation is predicted for 2005. The valve, which will be both manufactured and designed by Bespak, has unique properties that ensure a consistent and repeatable dose is delivered to patients.

Sale of MicrosprayDelta Shares:
Bespak has completed the sale of its shares in MicrosprayDelta back to its Italian majority owners at a £1 million gain, on proceeds of £2.1 million. MicrosprayDelta of Milan is our former partner in Bespak Consumer Dispensers. In connection with this sale Bespak gains rights to technology and access to all world markets for a consumer dispensers product.

Against these positive future developments, the Company has also re-forecast its financial performance for the current financial year, in view of several recent events, outlined below:

Inhale Therapeutics:
As discussed previously, Bespak has been contracted by Inhale Therapeutics to develop and manufacture an inhalation device for the delivery of Pfizer's inhaled insulin, Exubera.

As announced in October, Pfizer and Aventis have agreed to complete some additional long-term clinical studies on Exubera – currently underway. In the statement, both parties re-iterated their commitment to Exubera as an important new treatment for millions of patients with diabetes and Pfizer and Aventis continue discussions with regulatory agencies regarding the timing of the submissions.

Despite remaining confident of the potential for Exubera, these additional studies and continued discussions have caused us to change our assumptions about the timing of commercial production of this device. As a consequence, we have not included such revenues in our projections for this fiscal year or next.

Weston Medical:
As a manufacturer to Weston Medical we have been adversely affected by its announcement in September of this year. The announcement stated a delay to the release of its Intraject™ needleless injectors until 2005. We continue to work with and support Weston in the industrialisation of Intraject™. However, revenues from production will obviously be affected by this delay.

US Demand for CFC Valves:
We have, short-term, been affected by the dynamics of the US Albuterol market which has impacted on the demand and mix for Bespak CFC valves. Several customers built excess inventories last year with aggressive marketing plans which have now been revised. These excess inventories will be worked through during the balance of this fiscal year. While we do not see this as a long term issue, it will affect our sales revenues and profits for this year.

The revenue impact in the current financial year will be in the region of £8m, the majority of which relates to our CFC valve business with the remainder relating to our other manufactured products. The impact next fiscal year of our revised Inhale planning assumptions is to reduce revenues in the region of £10m. Following detailed assessment of the business in light of these developments, we have reviewed overhead spending in order to protect the Group's income stream, and will be making a re-structuring provision of £1.0m this year to save £2.0m next.

Finally, Bespak remains committed to maintaining its dividend this year and will continue to do so in the medium term.

Bespak's interim results are due to be announced on 12 December 2002.

- ENDS -

For further information please call:

BESPAK plc
Mark Throdahl – Chief Executive **TEL: +44 (0) 1908 552 600**
Robert Preece – Deputy Chief Executive & Group Finance Director

BUCHANAN COMMUNICATIONS **TEL: +44 (0) 20 7466 5000**
Tim Thompson / Nicola How

Notes to Editors:

About Bespak plc:
Bespak plc is in the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder inhalers, actuator and spacer systems, as well as specialist components and assemblies for the US medical device industry. The Group has manufacturing facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina in the USA.

Bespak is quoted on the Full List of the London Stock Exchange.

END

Company website

Close

◂ Back

FREE ANNUAL REPORTS

RNS The company news service from the London Stock Exchange

Close

Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	Bespak PLC
TIDM	BPK
Headline	Board Change
Released	07:05 5 Nov 2002
Number	3424D

For Immediate Release 07.05 am, 5 November 2002

BESPAK PLC

BOARD CHANGE

Bespak (LSE:BPK), innovator of drug delivery technologies, today announces a Board change. Group Finance Director, Robert Preece, steps down from the Bespak Board, thus crystallising his long-term plans to move on at the end of this year. Martin Hopcroft, an external appointment, replaces him with immediate effect, and will work alongside Robert for the next two months to ensure a smooth transition period.

Martin Hopcroft (42) brings with him extensive experience with international, publicly quoted businesses engaged in manufacturing, high-tech engineering and pharmaceuticals. He joins from Kvaerner Oil & Gas where he was Group Finance Director. Prior to Kvaerner, Martin was Group Finance Director of Darby Group plc and held senior financial positions at Merial and Halma. A qualified chartered accountant with KPMG, Martin is a graduate of the London School of Economics.

Robert Preece has been Bespak's Group Finance Director since 1995. During this time he also served as Acting CEO for a year until the arrival of Mark Throdahl in June 2001.

Commenting on an exciting new appointment and on the loss of a valued colleague, Chief Executive Mark Throdahl said:

"This summer Robert told me that when a suitable replacement could be found he would like to move on. I am disappointed to lose Robert at this moment of Bespak's evolution, as both a friend and a colleague, but I respect his desire to explore other opportunities. I am particularly grateful for his offer to stay on until the end of this year so we can effect a seamless transition.

"We welcome Martin and are delighted to have attracted an executive of his calibre and experience. Bespak remains committed to the strategy put in place by Robert during his time on the Board and continues to pursue a number of exciting opportunities, particularly in the area of nasal drug delivery. I look forward to pursuing these with Martin."

- ENDS -

For further information please call:

BESPAK plc

Mark Throdahl – Chief Executive TEL: +44 (0) 1908 552 600
Robert Preece – Deputy Chief Executive & Group Finance Director

BUCHANAN COMMUNICATIONS TEL: +44 (0) 20 7466 5000

Tim Thompson / Nicola How

Notes to Editors:

About Bespak plc:
Bespak plc is in the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder inhalers, actuator and spacer systems, as well as specialist components and assemblies for the US medical device industry. The Group has manufacturing facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina in the USA.

Bespak is quoted on the Full List of the London Stock Exchange.

END

Company website

Close

Next ▸

FREE ANNUAL REPORTS

London STOCK EXCHANGE
RNS | The company news service from the London Stock Exchange
Help | London Stock Exchange Home

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Bespak PLC	Director Declaration		09:34 11 Nov 02

Full Announcement Text

Bespak plc: New Director's Details

The appointment of Mr Martin Hopcroft as a director of Bespak plc was announced on 5 November 2002. Mr Hopcroft was a director of Darby Group plc from 21 September 1998 to 18 May 2000. In accordance with Rule 16.4 of the Listing Rules, it is confirmed that Mr Hopcroft has not held a directorship in any other publicly quoted company within the past five years and that there are no details to be disclosed in relation to him under paragraphs 6.F.2 (b) to (g) of the Listing Rules.

END

status list

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number: 406711

Company Name in full: Bespak plc

	Day	Month	Year
Date of appointment	05	11	2002
†Date of Birth	17	08	1960

Appointment as director: ✓ as secretary:

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title:

*Honours etc:

Forename(s): Martin Peter

Surname: Hopcroft

Previous Forename(s):

Previous Surname:

Usual residential address: 1 The Pastures, Edlesborough

Post town: Dunstable Postcode: LU6 2HL

County / Region: Beds Country: England

† Nationality: British †Business occupation: Finance Director

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / ~~secretary~~ of the above named company

Consent Signature: [signature] **Date**: 06/11/2002

A director, secretary etc must sign the form below.

Signed: [signature] **Date**: 6.11.02

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

The Company Secretary
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 406711

† Directors only. † Other directorships

Past Directorships for Martin Peter Hopcroft

Curved Tempered Glass Limited (18-May-2000)

Darby Glass Limited (18-May-2000)

Darby Group plc (18-May-2000)

Darby Tempered Products (Exports) Limited (18-May-2000)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 406711

Company Name in full Bespak plc

	Day	Month	Year
Date of termination of appointment	0 5	1 1	2 0 0 2

as director ✓ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House

Forename(s): **Robert John**

Surname: **Preece**

	Day	Month	Year
†Date of birth	2 2	0 6	1 9 5 0

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 6.11.02

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

The Company Secretary
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks.
MK12 5TS

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

ICSA SOFTWARE
BLUEPRINT
Company Secretary

363a

Annual Return

Please complete in typescript, or in bold black capitals.
CHFP055

Company Number 406711

Company Name in full Bespak plc

Date of this return

The information in this return is made up to

Day		Month		Year			
2	0	0	9	2	0	0	2

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day		Month		Year			

Registered Office

Show here the address **at the date of this return.**

Blackhill Drive
Featherstone Road
Wolverton Mill South

*Any change of registered office **must** be notified on form 287.*

Post town: Milton Keynes

County / Region: Bucks.

UK Postcode: MK12 5TS

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

2524 | 3310
2913 |

If the code number cannot be determined, give a brief description of principal activity.

Holding company

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised September 1999

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Capita IRG Plc
Bourne House
34 Beckenham Road

Post town: Beckenham

County / Region: Kent

UK Postcode: BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it,which is not kept at the registered office, state here where it is kept.

Blackhill Drive
Featherstone Road
Wolverton Mill South

Post town: Milton Keynes

County / Region: Bucks.

UK Postcode: MK12 5TS

Company type

Please tick the appropriate box

Company type	
Public limited company	✓
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Miss

Forename(s): Alexandra Louise

Surname: Scott

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address

48 St Albans Avenue

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Chiswick

County / Region: London

UK Postcode: W4 5JP

Country: England

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name — * Style / Title: Sir

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth — Day: 27 Month: 08 Year: 1946

Forename(s): John Alexander Raymond

Surname: Chisholm

Address: Batchworth Hill House

London Road

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Rickmansworth

County / Region: Herts

UK Postcode: WD3 1JS

Country:

Nationality: British

Business occupation: Director

* Voluntary details.

Name — * Style / Title: Sir

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth — Day: 14 Month: 05 Year: 1940

Forename(s): David James Scott

Surname: Cooksey

Address: 25 Buckingham Gate

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: SW1E 6LD

Country: England

Nationality: British

Business occupation: Director

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share,or total amount of stock)
Ordinary shares	26,790,889	£2,679,088.900
Totals	26,790,889	£2,679,088.900

List of past and present shareholders

(Use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my knowledge and ~~belief~~.

Signed [signature] Date 24.9.02

† ~~a director~~ /secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 2 continuation sheets. *(enter number)*

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

The Company Secretary,Bespak plc,Blackhill Drive,Featherstone Road,Wolverton Mill South,Milton Keynes,Bucks.,MK12 5TS

Tel 01908 552600

DX number DX exchange

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 10 Month 09 Year 1943

Forename(s): William George

Surname: Meredith

Address: 8484 Lake Elmo Avenue North

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Stillwater

County / Region: Minneapolis

UK Postcode: 55082

Country: U.S.A.

Nationality: American

Business occupation: Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 22 Month 06 Year 1950

Forename(s): Robert John

Surname: Preece

Address: Greenacre

Castle Street

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Wallingford

County / Region: Oxon

UK Postcode: OX10 8OW

Country: England

Nationality: British

Business occupation: Finance Director

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 30 Month 03 Year 1951

Forename(s): Mark Crandall

Surname: Throdahl

Address: 38 Carteret Road

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Allendale

County / Region: New Jersey UK Postcode: 07401

Country: U.S.A. **Nationality**: American

Business occupation: Chief Executive

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day Month Year

Forename(s):

Surname:

Address

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town:

County / Region: UK Postcode:

Country: **Nationality**:

Business occupation:

CHFP055

List of past and present shareholders
Schedule to form 363a

Company Number 406711

Company Name in full Bespak plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 406711

Company Name in full Bespak plc

	Day	Month	Year
Date of appointment	2 0	0 9	2 0 0 2
†Date of Birth	1 9	1 1	1 9 4 0

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title:

*Honours etc:

Forename(s): John Patrick

Surname: Cashman

Previous Forename(s):

Previous Surname:

Usual residential address: 77 The Oaks
Herbert Park Lane
Ballsbridge

Post town: Dublin 4

Postcode:

County / Region:

Country: Ireland

† Nationality: Irish

†Business occupation: Director

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / ~~secretary~~ of the above named company

Consent Signature [signature] **Date** 17 Oct 2002

A director, secretary etc must sign the form below.

Signed [signature] **Date** 22 October 2002

(**a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

The Company Secretary
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number

406711

† Directors only. † Other directorships

Current Directorships for John Patrick Cashman

Phoqus Limited

Vectura Limited

Past Directorships for John Patrick Cashman

Amtrol Europe Limited (01-Apr-2001)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

No 406711

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ORDINARY AND SPECIAL RESOLUTIONS
of
BESPAK plc

Passed on 20 September 2002

At the 43rd Annual General Meeting of the Company held on 20 September 2002 the following Resolutions were duly passed:

ORDINARY RESOLUTIONS

6 **THAT:** the regulations, in the form produced to the meeting and signed for the purposes of identification by the Chairman of the meeting, be adopted as the New Articles of Association of the Company to replace in their entirety the existing Articles of Association of the Company, with effect from the conclusion of the meeting.

7 **THAT:** the directors are generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of the said Section 80) up to an aggregate nominal amount of £912,742 during the period from the date of the passing of this resolution to the earlier of 20 December 2003 and the conclusion of the next Annual General Meeting, and so that this authority shall allow the Company to make offers or agreements before the expiry of this authority which would or might require relevant securities to be allotted after such expiry, and the directors may allot relevant securities in pursuance of such offers or agreements as if the authority given by this resolution had not expired, and this authority shall be in substitution for any previous authorities conferred on the directors to allot relevant securities.

SPECIAL RESOLUTION

8 **THAT:** subject to the passing of resolution 7 set out in the Notice of Meeting of which this resolution is a part, the directors are empowered, pursuant to Section 95 of the Companies Act 1985 ("the Act"), to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the authority given in accordance with Section 80

of the Act conferred by ordinary resolution 7 set out in the Notice of Meeting of which this resolution is a part as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

i) in connection with an offer of securities, open for acceptance for a period fixed by the directors, by way of rights to holders of ordinary shares and other persons entitled to participate in such offer in proportion (as nearly as may be) to their holdings (or, as appropriate, to the number of shares which such other persons are deemed to hold) on a record date fixed by the directors subject only to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with legal or practical problems under the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory or in connection with fractional entitlements or any other matter whatever; and

ii) pursuant to the terms of any share scheme for employees approved by members in general meeting; and

iii) (otherwise than pursuant to sub-paragraphs (i) and (ii) above) up to an aggregate nominal amount of £133,954;

during the period commencing on the date of the passing of this resolution and expiring on the earlier of 20 December 2003 and the conclusion of the next Annual General Meeting, and so that this power shall enable the Company to make offers or agreements before such expiry which would or might require equity securities to be allotted after the expiry of this power, and the directors may allot equity securities in pursuance of such offers or agreements as if the power had not expired and this authority shall be in substitution for any previous powers conferred on the directors to allot equity securities.

....

Company Secretary

24 September 2002

DATED 20 SEPTEMBER 2002

BESPAK PLC

ARTICLES OF ASSOCIATION

Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
Tel: 0207-374 8000
Fax: 0207-374 0888
Ref: 2417/4355/30808803
C:\NrPortbl\Legal1\JOHNSONP\1622825_5.DOC

INDEX

ARTICLES OF ASSOCIATION

of

BESPAK PUBLIC LIMITED COMPANY

(adopted by special resolution passed on 20 September 2002)

PRELIMINARY

1. (1) In these articles the following words bear the following meanings-

"the Act" means, subject to paragraph (4) of this article, the Companies Act 1985;

"address", in relation to electronic communications, includes any number or address used for the purposes of such communications;

"these articles" means the articles of the Company;

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"communication" means the same as in the Electronic Communications Act 2000;

"electronic communication" means the same as in the Electronic Communications Act 2000;

"executed" means any mode of execution;

"holder" means, in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

"the Stock Exchange" means London Stock Exchange PLC;

"Office" means the registered office of the Company;

"recognised person" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in section 185(4) of the Act;

"the seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require;

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

"the Uncertificated Securities Regulations" means, subject to paragraph (4) of this article, the Uncertificated Securities Regulations 2001.

(2) In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles bear the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be).

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5) In these articles, unless the context otherwise requires -

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles -

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, but shall not for the avoidance of doubt include electronic communications;

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

2. The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company.

SHARE CAPITAL

3. The share capital of the Company is £4,000,000 divided into 40,000,000 ordinary shares of 10p each.

4. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

5. Subject to the provisions of the Act, any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles.

6. Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit provided that no share shall be issued at a discount.

7. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

9. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

   (a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

   (b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

   If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph 9(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

10. Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

VARIATION OF RIGHTS

11. Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied,

either while the Company is a going concern or during or in contemplation of a winding up-

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing or, if the directors so permit, using electronic communications of the holders of three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting shall be one person holding shares of the class in question or his proxy.

12. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase or redemption by the Company of any of its own shares.

SHARE CERTIFICATES

13. (1) Subject to paragraph (2) of this article, every holder of shares (other than a recognised person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal, or bearing an imprint or representation of the seal or such other form of authentication as the directors may determine, and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

14. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time

or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

15. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

16. To give effect to the sale the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

17. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

18. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

19. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

20. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

21. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of

the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

22. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

23. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

24. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

25. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

26. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person.

27. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may

waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

28. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Act given or imposed in the case of past members.

29. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

30. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

31. Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned.

32. (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer -

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees.

33. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal.

34. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

35. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

36. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

37. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

38. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

39. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall transfer title to the share to that person. The directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the shares. If the notice is not complied with within 60 days, the directors may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

40. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

DISCLOSURE OF INTERESTS

41. (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 212 of the Act and has

failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine -

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent of their class -

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(iii) for the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions

corresponding to those which will apply to those shares on issue: provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and provided further that paragraph (1) of this article shall apply to the exclusion of this paragraph if the Company gives a separate notice under section 212 of the Act in relation to the new shares.

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article -

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 212 of the Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an "excepted transfer" means, in relation to any shares held by a member -

(i) a transfer pursuant to acceptance of a takeover offer (within the meaning in Part XIIIA of the Act) in respect of shares in the Company; or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the

member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

42. (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if-

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3) To give effect to the sale of any share pursuant to this article the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be

indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

43. The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

44. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may:-

(a) on behalf of those members sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members; and the directors may, in the case of shares in certificated form, authorise any person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale; and

(b) provided that the necessary unissued shares are available, the directors may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the directors' discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption

reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share. In relation to such a capitalisation the directors may exercise all the powers conferred on them by Article 131 without an ordinary resolution of the Company.

45. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

46. Subject to the provisions of the Act, the Company may purchase its own shares, including redeemable shares.

GENERAL MEETINGS

47. All general meetings other than annual general meetings shall be called extraordinary general meetings.

48. The directors may call general meetings. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or, if there is no director either within the United Kingdom or elsewhere, any member of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

49. Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

50. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

51. No business shall be transacted at any meeting unless a quorum is present. Three persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

52. If within fifteen minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to the same day in the next week at the same

time and place, or to later on the same day or to such other day and at such time and place as the Chairman (or, in default the directors) may determine. If at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, one person entitled to vote on the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

53. The chairman (if any) of the board of directors, or in his absence the deputy-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor the deputy-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

54. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

55. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

56. Without prejudice to any other power of adjournment he may have under these articles or at common law, the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjournment.

57. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

58. (1) The directors may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the directors shall in their absolute discretion consider to be appropriate and may from time to time vary any such arrangements or make new arrangements in place therefor. The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the directors. In the case of any meeting to which such arrangements apply the directors may when specifying the place of the meeting:

(a) direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside **(the "Principal Place")**; and

(b) make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the Principal place and at such other places, by any means.

Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

(2) The directors may direct that any person wishing to attend any meeting should submit to such searches or other security arrangements or restrictions as the directors shall consider appropriate in the circumstances and shall be entitled in their absolute discretion to refuse entry to any meeting to any person who fails to submit to such searches or to otherwise comply with such security arrangements or restrictions.

59. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded -

(a) by the chairman; or

(b) by not less than five members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

60. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

61. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

62. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

63. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

64. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

65. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

66. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder.

67. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

68. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

69. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

70. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

71. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a member. A member may appoint more than one proxy to attend on the same occasion. Submission of an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

72. Subject to Article 73 below, an appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may execute a form of proxy either under its common seal or under the hand of a duly authorised officer.

73. The directors may allow the appointment of a proxy to be contained in an electronic communication subject to any requirements as to authentication of the appointment and any limitations, restrictions or conditions as the directors may think fit.

74. The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:-

(a) in the case of an appointment of proxy in writing be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of proxy sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, be received at the address specified in the notice convening the meeting, or in any appointment of proxy sent out by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director,

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

75. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company:

(i) in the case of an appointment previously contained in an electronic communication, at the address where an appointment contained in an electronic communication may be duly received; or

(ii) in the case of any other appointment, at the Office or at such other place at which an appointment of proxy may be duly deposited,

in either case before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

76. The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

77. The directors may at the expense of the Company send appointments of proxy to the members by post or by electronic communications or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

78. Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

CORPORATIONS ACTING BY REPRESENTATIVES

79. Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

80. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be more than 15 and shall not be less than two.

81. A director shall not require a share qualification.

82. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £300,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any executive remuneration and to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

83. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

84. An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

85. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re- appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

86. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors.

87. Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

88. The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

89. (1) Subject as provided in this Article 89, the directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the provisions of the Act, to create and issue debenture and other loan stock and debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(2) The directors shall restrict the borrowings of the Company and exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the Group (exclusive of moneys borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to twice the Adjusted Capital and Reserves.

(3) For the purposes only of this Article 89:

(a) **"Adjusted Capital and Reserves"** means a sum equal to the aggregate from time to time of:

(i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the Company; and

(ii) the amount standing to the credit of the reserves, whether or not distributable (including, without limitation, any share premium account or capital redemption reserve), after adding thereto or deducting therefrom any balance standing to the credit or debit of the profit and loss account;

all as shown in the relevant balance sheet, but after:

(iii) making such adjustments as may be appropriate to reflect:

(A) any variation in the amount of the paid up share capital and the amount standing to the credit of any of such reserves since the date of the relevant balance sheet and so that for the purpose of making such adjustments, if any proposed allotment of shares by the Company for cash has been underwritten, then such

shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, the date, on which it became unconditional);

(B) any variation since the date of the relevant balance sheet of the companies comprising the Group;

(iv) excluding (so far as not already excluded):

(A) the amounts attributable to the proportion of the issued equity share capital of any subsidiary undertaking which is not attributable, directly or indirectly, to the Company;

(B) any sum set aside for taxation (other than deferred taxation);

(v) deducting:

(A) sums equivalent to the book values of goodwill and other intangible assets shown in the relevant balance sheet; and

(B) the amount of any distribution declared, recommended or made by any Group company to a person other than a Group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet;

(b) **"cash deposited"** means an amount equal to the aggregate of the amounts beneficially owned by Group companies which are deposited for the time being with any bank or other person (not being a Group company) and which are repayable to any Group company on demand or within three months of such demand, subject, in the case of amounts deposited by a partly-owned subsidiary undertaking, to the exclusion of a proportion thereof equal to the proportion of its issued equity share capital which is not attributable, directly or indirectly, to the Company;

(c) **"Group"** means the Company and its subsidiary undertakings from time to time;

(d) **"Group company"** means any company in the Group;

(e) **"moneys borrowed"** include not only moneys borrowed but also the following except in so far as otherwise taken into account:

(i) the nominal amount of any issued share capital and the principal amount of any debenture or borrowings of any person, the beneficial interest in which or right to repayment of which is not for the time being owned by a Group company but the payment or repayment of which is the subject of a guarantee or indemnity by a Group company or is secured on the assets of a Group company;

(ii) the principal amount raised by any Group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a Group Company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

(iii) the principal amount of any debenture (whether secured or unsecured) of any Group company owned otherwise than by a Group company;

(iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a Group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); and

(vi) any fixed amount in respect of a hire-purchase agreement or of a finance lease payable in either case by a Group company which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet (and for the purpose of this sub-paragraph (vi) "finance lease" means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by that company and "hire-purchase agreement" means a contract of hire-purchase between a hire-purchase lender and a Group company as hirer);

but do not include:

(vii) moneys borrowed by any Group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other Group company pending their application for such purpose within that period;

(viii) moneys borrowed by any Group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

(ix) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a Group company, provided that it became a Group company during the six months preceding the calculation;

(x) an amount equal to the amount secured on an asset immediately after it was acquired by a Group company, provided that it was acquired during the six months preceding the calculation;

(xi) notwithstanding sub-paragraphs (i) to (vi) above, the proportion of moneys borrowed by a Group company (and not owing to another Group company) which is equal to the proportion of its issued equity share capital not attributable, directly or indirectly, to the Company;

and in sub-paragraphs (vii) to (xi) above references to amounts of moneys borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(f) **"relevant balance sheet"** means the latest published audited consolidated balance sheet of the Group but, where the Company has no subsidiary undertakings, it means the balance sheet and profit and loss account of the Company and, where the Company has subsidiary undertakings but there are no consolidated accounts of the Group, it means the respective balance sheets and profit and loss accounts of the companies comprising the Group;

(g) **"subsidiary undertaking"** means a subsidiary undertaking (within the meaning of the Act) of the Company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of section 229 of the Act); and "Group" and "Group company" and references to any company which becomes a Group company or to companies comprising the Group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and "equity share capital" shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as "shares" are defined in relation to an undertaking without a share capital under section 259(2)(b) and (c) of the Act.

(4) When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this Article 89 on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls be made, the latter rate shall apply instead.

(5) A report or certificate of the auditors for the time being of the Company as to the amount of the Adjusted Capital and Reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this Article 89 or to effect that the limit imposed by this Article 89 has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact.

(6) No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article 89 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby by exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

DELEGATION OF DIRECTORS' POWERS

90. (1) The directors may delegate any of their powers -

(a) to the Chief Executive, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

(c) to any local or divisional board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

91. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

92. The directors may appoint any person (not being a director) to any office or employment having a designation or title including the word director or attach to any

existing office or employment with the Company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a director for any of the purposes of the Act or these Articles.

APPOINTMENT AND RETIREMENT OF DIRECTORS

93. At the annual general meeting in every year there shall retire from office by rotation:-

    (a) all directors who held office at the time of the two preceding annual general meetings and who did not retire by rotation or pursuant to article 99 at either of them; and

    (b) if the number of directors retiring under (a) above is less than one-third of the directors or, if their number is not three or a multiple of three, less than the number which is nearest to but does not exceed one-third, such additional number of directors as shall together with the directors retiring under (a) above equal one-third of the directors or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one-third.

94. Subject to the provisions of the Act and to the following provisions of these articles, the directors to retire by rotation pursuant to article 93 shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

95. If the Company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

96. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless-

    (a) he is recommended by the directors; or

    (b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

97. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

98. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may also determine the rotation in which any additional directors are to retire.

99. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting.

100. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

101. Without prejudice to the provisions of the Act, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

102. The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either -

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) he is requested in writing or using electronic communications by all the other directors to resign.

103. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age; nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director. Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice convening the meeting or in any document sent with it; but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned.

DIRECTORS' APPOINTMENTS AND INTERESTS

104. The directors may appoint one or more of their number to the office of managing director or to any other executive office (including that of Chief Executive or Managing Director) under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

105. (1) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office -

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of this article -

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of

persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

106. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

107. (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

108. No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum.

109. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

110. The directors may elect from their number, and remove, a chairman or joint chairman and a deputy-chairman of the board of directors. A chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman, or if at the meeting neither chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting. In the event of two or more joint chairmen, or in the absence of a chairman, two or more deputy chairmen being present, the joint chairman or deputy chairman to act as chairman of the meeting shall be decided by those Directors present.

111. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

112. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

113. (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors or of any committee on any resolution concerning a

matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including, but without being limited to an employees' share scheme, which does not accord to any director as such any privilege or advantage not generally awarded to the employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of

the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

114. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

115. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

116. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

MINUTES

117. The directors shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

118. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

THE SEAL

119. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors -

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

120. Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad.

DIVIDENDS

121. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

122. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

123. Except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

124. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

125. (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may by notice direct. Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or

persons entitled may by notice direct and payment of the cheque or warrant shall be a good discharge to the Company. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share.

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if -

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

126. The directors may, at their discretion, make provisions to enable any member as the directors shall from time to time determine to receive duly declared dividends in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such rate and the payment thereof shall be on such terms and conditions as the directors may in their absolute discretion determine.

127. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

128. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

129. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible

equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit.

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective.

(e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with

the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

RESERVES

130. The directors may, before recommending any dividend (whether preferential or otherwise), set aside out of the profits of the Company such sums as they think fit as a reserve or reserves which shall, at the discretion of the directors, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the directors may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The directors may also without placing the same to reserve carry forward any profits which they may think prudent not to distribute.

CAPITALISATION OF PROFITS

131. (1) The directors may with the authority of an ordinary resolution of the Company -

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:-

(i) the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid; and

(ii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its

undistributable reserves are shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either (i) the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members or (ii) the payment up by the Company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares; or

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

132. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the

record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

ACCOUNTS

133. No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

AUTHENTICATION OF DOCUMENTS.

134. Any director or the Secretary or any person appointed by the directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the officer of the Company having the custody thereof shall be deemed to be a person appointed by the directors as aforesaid.

135. A document purporting to be a copy of a resolution of the directors or an extract from the minutes of a meeting of the directors which is certified as such in accordance with Article 134 shall be conclusive evidence in favour of all persons dealing with the Company on the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the directors.

NOTICES

136. Any notice to be given to or by any person pursuant to these articles shall be in writing or, if the directors so permit, given using electronic communications, except that a notice calling a meeting of the directors need not be either in writing or given using electronic communications.

137. The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified by the member to the Company for that purpose. Notice is also to be treated as given to a Member where:-

(a) the Company and the Member have agreed that such notices to be given to that member may instead be accessed by him on a web site;

(b) that member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:-

(i) the publication of the notice on a web site;

(ii) the address of that web site;

(iii) the place on that web site where the notice may be accessed, and how it may be accessed; and

(c) where the notice in question is a notice of a meeting, the notice continues to be published on that web site throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the company to prevent or avoid and provided always that Article 50 shall apply to such notice as it does to any other notice of meeting.

138. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice from the Company unless he gives to the Company an address (not being an address for the purposes of electronic communications) within the United Kingdom at which notices may be given to him.

139. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

140. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of twenty one days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 212 of the Act.

141. Where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notice sent by post, notice of the meeting shall be sufficiently given if given by advertisement in two leading national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members in the same manner as it sends notices under Article 137 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

142. Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one leading national daily newspaper published in the United Kingdom.

143. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second

class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. A notice contained in an electronic communication shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the day following that on which the member is notified of such publication in accordance with Article 137. Proof that a notice contained in an electronic communication was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice was given) shall be conclusive evidence that notice was given.

144. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom, supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

145. Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the Company for the service of notices within the United Kingdom not being an address for the purposes of electronic communications) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the service of notices within the United Kingdom, not being an address for the purposes of electronic communications). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

DESTRUCTION OF DOCUMENTS

146. (1) The Company may destroy-

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made which is not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company: provided that-

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

147. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

148. Subject to the provisions of the Act, but without prejudice to any indemnity to which a director may otherwise be entitled -

(a) every director or other officer or auditor of the Company shall be indemnified out of the assets of the Company against any liability, loss or expenditure incurred by him in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted to be done by him as an officer or auditor of the Company and in which judgment is given in his favour or in which he is acquitted, or incurred in connection with any application in which relief is granted to him by the court from liability in respect of any such act or omission or from

liability to pay any amount in respect of shares acquired by a nominee of the Company; and

(b) the directors may purchase and maintain insurance at the expense of the Company for the benefit of any director or other officer or auditor of the Company against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or omitted to be done or alleged to have been done or omitted to be done as a director, officer or auditor.

WARRANTS TO SUBSCRIBE FOR SHARES

149. The Company may, subject to the provisions of the Act and of these Articles, issue warrants to subscribe for shares in the Company. Such warrants shall be issued upon such terms and subject to such conditions as may be resolved upon by the directors including, without prejudice to the generality of the foregoing, terms and conditions which provide that, on a winding up of the Company, a holder of warrants may be entitled to receive out of the assets of the Company available in the liquidation *pari passu* with the holders of shares of the same class as the shares in respect of which the subscription rights conferred by the warrants can be exercised such a sum as he would have received had he exercised the subscription rights conferred by his warrants prior to the winding up but after deduction of the price (if any) payable on exercise of such subscription rights.



Bespak plc

Annual Report and Accounts 2002


aspires to be the most
innovative, reliable and expert
provider of drug delivery solutions
48



Sales (£m)
(from continuing businesses)
Profit before tax (£m)
(before exceptional items)
Dividends per share (pence)
Earnings per share (pence)
(before exceptional items)
98
99
00
01
02

Key points

Strong financial performance with significantly increased investment in new technologies.

Progress in all three businesses implementing new strategy.

Pulmonary – considerable progress deepening existing capabilities and developing new products.

Device & Manufacturing Services – significant new partnerships signed.

Nasal – New collaborations signed and development programmes on track.

Chairman's Statement

In the past year the Group delivered a strong financial performance and at the same time made significant progress implementing its new strategy and re-organising around three core businesses: Pulmonary, Device & Manufacturing Services and Nasal. During the year, several significant new technology collaborations were announced and we made further strides in developing existing technology platforms.

Sales increased 16% to a record £91.0 million (2001: £78.7 million). Profit before taxation amounted to £15.0 million compared to £14.1 million last year, an improvement of 6%. As previously indicated, investment in R&D was increased significantly by 39% to £5.5 million. After a 1% reduction in the tax rate to 27%, earnings per share improved by 8% to 41.3 pence. The Board is recommending an increase of 6% in the final dividend to 12.1 pence per share (2001: 11.4 pence), making a total for the year of 19.1 pence (2001: 18.0 pence). This dividend will be paid on 8 October 2002 to shareholders on the register on 28 June 2002.

We announced in June that Paul Taylor, Chief Technology Officer and board member, has been named Director of Strategic Technologies at the Ministry of Defence, and therefore has tendered his resignation from the Company. We are delighted he has agreed to chair Bespak's Scientific Advisory Committee, a group of technology advisers, and are very confident that the managers he has put in place, and who are now leading our development programmes, will ensure that our progress continues apace. The search for a suitable replacement of comparable stature has begun.

The Board of Bespak believes the Group is now firmly on track to build an expanding and innovative drug delivery company. Looking ahead, we will continue to focus on growing our existing businesses while at the same time progressing initiatives which can transform Bespak's growth rate. We will continue to invest in developing technology in our Pulmonary and Nasal businesses while generating profits and cash from our established businesses. We look forward to updating the market on progress throughout the remainder of 2002 and into 2003.

Sir David Cooksey Chairman


now has exciting initiatives in place in each of its three businesses any one of which can transform the growth trajectory of the Group

dose-to-dose variability in current drug delivery approaches. We are partnering with DEKA to develop a drug delivery platform which involves using a "feedback loop" to monitor drug flow to the lung and adjust patient dosage in real time. Excellent progress is being made already, with programme milestones being achieved.

Device & Manufacturing Services (DMS)

This business provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies. Bespak already provides the broadest range of services in this area, taking customers' devices from concept all the way through to gaining regulatory compliance, supply chain management and full-scale manufacture. This range of services provides our customers with the advantages of reducing the cost of the final device produced by designing it for manufacture and minimising the time from concept to market.

In the period under review, DMS increased sales 12% to £41.0m (2001: £36.5m). This growth was driven by demand for Diskus™, GlaxoSmithKline's dry powder inhaler, to support the successful launch of Advair, which is the first combination bronchodilator/steroid drug in the US market.

Bespak continues the scale-up work required for Inhale Therapeutics' device for the delivery of inhaled insulin, Exubera. This has required preparing Bespak's manufacturing facility for regulatory validation while supplying clinical trial quantities of devices. Pfizer, Inhale's partner, has announced that it intends to file its NDA for Exubera as soon as it completes its clinical studies this year. We remain confident that Pfizer and Inhale will be successful in launching Exubera, the first inhaled protein drug.

During the past year we have also announced new supply and development agreements with a number of new customers. Bespak will manufacture and assemble the actuator unit for Weston Medical's innovative, needle-free drug delivery system, Intraject™, as well as developing for manufacture Battellepharma's novel inhalation device using electrohydrodynamic aerosol delivery technology. We are also currently scaling up to develop and manufacture Sheffield Pharmaceuticals, Inc.'s Tempo™ device, a new generation metered dose inhaler, and manufacturing an injection device for Abbott Laboratories.

Looking to the future, Bespak will continue to develop and expand the range of services it provides to its customers. We believe that adopting this strategy differentiates us from our competitors and provides growth opportunities for the future.

Nasal

Bespak is developing formulation and device technologies to provide solutions for systemically acting drugs, transported via the bloodstream, where low bioavailability and time to onset can be improved via nasal delivery. To implement this strategy Bespak is developing nasal formulation expertise to complement its existing device capability.



Business Review continued

Nasal technologies are being developed through a distributed R&D model which is based on collaborations with world-class scientific institutions. During the year, good progress has been made developing our formulation technologies through these agreements.

Bespak's distributed R&D model maximizes speed and the probability of success. We seek out the best technology in the world to license and then establish programmes with experts to develop it under our management. Milestones for each element of the programme are agreed and regularly reviewed. A key element of this approach is to mount parallel programmes, each managed for "fast failure," allowing funding to shift to those programmes that look most likely to succeed. We rigorously protect the intellectual property generated.

Our PEGylated nanoparticle formulation programme, technology licensed from the Massachusetts Institute of Technology (MIT), is making good progress and we have established collaborations with nine centres of excellence around the world. These include MIT, USA; Queen's University Belfast, UK; University Santiago de Compostela, Spain; NextBreath, USA, and the Chemical Industry Institute of Toxicology (CIIT), USA. All our agreed milestones have been met at this stage. In April 2002, we were pleased to announce an exciting partnership with Lyfjathroun, an Icelandic nasal drug delivery company, for mucoadhesive formulations. This collaboration gives Bespak the opportunity to use Lyfjathroun's research and development capabilities to create new nasal products. The aim is to develop proprietary formulations which will be used with Bespak's devices and then commercialise them by partnerships with pharmaceutical companies. Early pre-clinical data indicate substantially lower time-to-onset and a marked improvement in bioavailability of a well-known nasally administered drug.

In May 2002, we announced a significant nasal drug delivery collaboration with CIIT. This collaboration, which is exclusive for the next three years, will determine how drugs can be targeted to reach the most appropriate delivery area in the nasal cavity. This development programme will aid the efficient dosage of high value drugs.

We continue to develop our devices for nasal drug delivery and are actively evaluating other nasal technologies to add to our portfolio – we hope to announce a number of new collaborations during the course of this financial year. This approach reduces risk by eliminating reliance on one technology and increases our chances of success.


8 5 0 6
8 5 0 6
8 5 0 6
8 5 0 6
25A
26
26A
27
27A
28
8 5 0 6
8 5 0 6
8 5 0 6
8 5 0 6
28A
29
29A
30
30A
31
8 5 0 6
8 5 0 6
8 5 0 6
8 5 0 6
31A
32
32A
33
33A
34
8 5 0 6
8 5 0 6
8 5 0 6
8 5 0 6
34A
35
35A
36
36A
37


8 5 0 6
8 5 0 6
8 5 0 6
8 5 0 6
43A
44
44A
45
45A
46

Accounting policies and standards
The details of the main accounting policies used by the Group are detailed on pages 37 and 38. The Group has implemented three new Financial Reporting Standards in the year on retirement benefits, accounting policies and deferred taxation. Specific details are given in Note 1 to the accounts.

Bespak Consumer Dispensers
After a period of evaluating the options for Bespak's personal care business we decided to maintain Bespak Consumer Dispensers as part of the Group. This business leverages the competencies and skills of Bespak and a new product development programme is in place to secure its future.

Outlook
The forthcoming financial year is likely to see demand at similar levels to the previous year. As previously indicated, we are committed to contractual price reductions on one of our major products and uncertainty still remains as to the exact timing of new product launches.

The Board is intent on transforming Bespak into a fast growing company with three synergistic but distinct businesses. In light of the success we have achieved to date, we anticipate making further investment in technologies to support our Pulmonary and Nasal businesses while generating profits and cash from our established businesses.

The very successful year just ended makes us more confident than ever that we can transform Bespak into a rapidly growing company.

Mark C. Throdahl
Chief Executive Officer




8 5 0 6
8 5 0 6
8 5 0 6
8 5 0 6
49A
50
50A
51
51A
52

Board of Directors

From left to Right

Mr George Meredith (USA), 58, joined the Board as a non-executive director in July 2000 and is a member of the Audit and Remuneration & Nomination Committees. He is a director of the Battelle Memorial Institute and was Executive Vice-President, and a main Board director, of 3M Corporation until 1999.

Mr Mark C. Throdahl (USA), 51, was appointed Chief Executive on 7 June 2001. He joined Bespak after spending thirteen years with Becton Dickinson, a leading healthcare devices, systems and services company. Prior to this, Mark was with Mallinckrodt, Inc., the medical device and diagnostic products supplier, for thirteen years.

Mr Paul Taylor, 39, was appointed Chief Technology Officer in July 2000. He joined the Group from the Ministry of Defence where he was Director of the Chemical and Biological Defence Establishment at Porton Down.

Sir David Cooksey, 62, was appointed non-executive Chairman in September 1995 and is Chairman of the Remuneration & Nomination Committee. He is the founder and chairman of Advent Ltd, a venture capital group which specialises inter alia in the healthcare sector. Sir David is the senior director of the Court of the Bank of England, the chairman of William Baird plc and a director of iTouch plc, Advent VCT plc and Advent 2 VCT plc.

Sir John Chisholm, 55, was appointed a non-executive director in September 1999 and is the senior independent director on the Board. He is Chairman of the Audit Committee and a member of the Remuneration & Nomination Committees. Sir John is currently Chief Executive Officer of QinetiQ, the recently created plc formed out of a major part of the former Defence Evaluation Research Agency (DERA), and now Europe's leading technology solutions business.

Mr Robert J. Preece, 52, is the Group Finance Director. He joined the Board in 1995 from TI Group plc where he had held a number of finance and operating positions.


8 5 0 6
8 5 0 6
8 5 0 6
8 5 0 6
55A
56
56A
57
57A
58

Directors' Report

The directors of Bespak plc present their report and the audited accounts of the Group for the year ended 3 May 2002.

Principal Activities
The principal activities of the Group are the design and development, manufacture and sale of drug delivery technologies and services to the pharmaceutical industry.

Research and Development
The Group has a programme of continuous investment in its product development activities in both the UK and USA. As described in the Chairman's Statement on page 5, research and development expenditure has increased by 39% to £5.5 million.

Results and dividends
The profit before tax before exceptional items for the 53 weeks ended 3 May 2002 was £15.0 million (2001 £14.1 million).

An interim net dividend of 7.0 pence per share (2001 6.6 pence per share) was paid on 18 February 2002. The directors propose a final net dividend for the year of 12.1 pence per share (2001 11.4 pence per share) to be paid on 8 October 2002 to shareholders on the register at close of business on 28 June 2002.

Movements in reserves are shown in Note 22 to the accounts on page 55.

Directors' Remuneration
The Listing Rules of the Financial Services Authority require the directors to report to shareholders on the Company's policy on directors' remuneration. This report can be found on pages 24 to 27.

Payment policy
It is the Company's policy to negotiate the most advantageous terms available from its suppliers and so terms of payment vary. Once terms of business are agreed with a supplier it is our policy to abide by those terms subject to satisfactory performance of the transaction concerned. The Group's average creditor payment period at 3 May 2002 was 29 days (2001 36 days) and that of the Company was 30 days (2001 30 days).

Employees
Information on the number of employees employed throughout the Group during the year is shown in Note 5 to the accounts on page 41. Bespak is an equal opportunity employer, committed to giving fair and equal treatment to all employees and job applicants.

The Group is committed to maximising the level of employee involvement and participation in its businesses by providing employees at all levels with appropriate training to enable them to do their jobs to the best of their ability. Our Performance Review System allows employees to discuss career development issues with their line manager and to receive guidance in achieving their goals within the Group. Specific training plans are developed for employees based on the outcome of the performance review. Employees are encouraged to study for job-related accreditations and, where appropriate, the Group will provide financial assistance.

As part of the Group's ongoing commitment to achieving the highest levels of quality, employees are fully trained in Standard Operating Procedures, Good Manufacturing Practices and the principles and practices of ISO 9001/9002. Monthly briefings are given to employees to keep them informed of matters concerning the business, including financial and economic factors affecting the performance of the Group. In addition, regular meetings are held with employees so that their views can be taken into account in the formulation of policy and in decisions which are likely to affect their interests.

Eligible employees in the UK participate in the Company's performance through share option schemes and performance related bonus schemes. In addition, the Inland Revenue approved Bespak Share Incentive Plan was launched in June 2002. The Group's US employees participate in a number of US-based schemes which include a stock purchase plan.

During the year, 5,390 ordinary shares were transferred from the Group's Qualifying Employee Share Ownership Trust on the exercise of options under the Bespak SAYE Share Option Scheme and 32,000 shares were issued on the exercise of options under the terms of the 1986 and 1996 Executive Share Option Schemes. Since 3 May 2002, a further 5,000 ordinary shares have been issued or transferred on the exercise of options under the Schemes.

New Senior Executives' Share Option Scheme

A new unapproved share option scheme is to be introduced in place of the unapproved 1996 Executive Share Option Scheme and 1997 Long Term Incentive Plan. Details of the scheme are set out in the separate letter from the Chairman dated 5 August 2002 accompanying this document. An ordinary resolution approving the adoption of the new scheme is included in the Notice of Annual General Meeting which is also included in the separate letter.

Annual General Meeting

Details of the other resolutions to be proposed at the Annual General Meeting together with the Notice of Annual General Meeting are contained in the separate letter from the Chairman dated 5 August 2002 accompanying this document.

Major shareholdings

The following major shareholdings have been notified to the Company in accordance with Sections 198 to 208 of the Companies Act 1985 as at 31 July 2002. The percentages shown are based on the issued share capital at that date.

Shareholder	Ordinary shares	Issued share capital %
Schroders plc	5,051,382	18.86%
CGNU plc	3,237,071	12.08%
Deutsche Bank plc	3,236,642	12.08%
Fidelity International Ltd	2,413,108	9.01%
Mr M A Schumann	1,248,000	4.66%
Mr A A Schumann	1,130,000	4.22%
Prudential Corporation plc	1,060,000	3.96%

Certain other fund management groups control more than 3% of the issued share capital of the Company but the holdings are in more than one fund, each with less than 3%, and the total holding, in aggregate, of each fund management group is less than 10%.

Auditors

A resolution to reappoint PricewaterhouseCoopers as auditors will be proposed at the Annual General Meeting.

By order of the Board
Louise Scott Secretary
5 August 2002

Remuneration Report continued

Emoluments of directors

	2002 £000	2001 £000
The emoluments of the directors during the year were as follows:		
Salaries	**672**	394
Benefits	**101**	80
Performance related bonuses	**254**	115
Company pension contributions to money purchase schemes	**139**	59
Pension to former director	**26**	26
	1,192	674

* The figures for 2001 have been restated to exclude Mr Schumann and Mr Chambré while the 2002 figures include Mr Throdahl since his appointment as Chief Executive.

	Basic salary and fees £000	Other benefits £000	Perfomance related pay £000	**2002 Total £000**	2001 Total £000
Executive					
M C Throdahl † (USA) (appointed 7 June 2001)	225	54*	115	**394**	-
R J Preece	180	22	81	**283**	256
P D Taylor (appointed 4 July 2000)	137	8	58	**203**	172
Non-Executive					
Sir David Cooksey (Chairman)	75	17	-	**92**	91
Sir John Chisholm	21	-	-	**21**	21
R Mann (resigned 21 September 2001)	9	-	-	**9**	21
G Meredith (USA) (appointed 4 July 2000)	25	-	-	**25**	21
	672	101	254	**1,027**	582

† The highest paid director.
* The Company provides accommodation in the UK for Mr Throdahl in accordance with the terms of his service contract. This represents a taxable benefit and so is included in the figure for other benefits.

During the year performance related bonuses of £254,000 were awarded to executive directors of which £6,682 may be taken in the form of ordinary shares in the Company under the rules of the Company-wide profit sharing scheme and the Share Incentive Plan. The shares are then held in trust for a period of three or five years respectively.

Directors' share options

	Options at 28 April 2001	Granted during the year	Options at 3 May 2002	Exercise price (p)	Date from which exerciseable	Expiry date
R J Preece	15,000	-	**15,000**	314	July 1998	July 2005
	23,422	-	**23,422**	456	Oct 1999	Oct 2003
	6,578	-	**6,578**	456	Oct 1999	Oct 2006
	2,516*	-	**2,516***	385	June 2003	Dec 2003
	30,000	-	**30,000**	490	July 2003	July 2010
	-	20,000	**20,000**	583.5	July 2004	July 2011
P D Taylor	30,000		**30,000**	490	July 2003	July 2010
	-	20,000	**20,000**	583.5	July 2004	July 2011
M C Throdahl (USA)	-	150,000	**150,000**	583.5	July 2004	July 2011
	107,516	190,000	**297,516**			

*SAYE options

During the year no options were exercised and 190,000 options were granted to directors under the rules of the Bespak 1996 Executive and Company Share Option Schemes. Under these schemes options may be granted so that their exercise is subject to such objective conditions as the directors think fit.

No conditional allocations under the Company's 1997 Long Term Incentive Share Plan were made. The register of directors' interests (which is open to inspection) contains full details of director's shareholdings and options to subscribe.

The middle market price of the shares at 3 May 2002 was 555 pence (27 April 2001 - 581.5 pence). The highest and lowest middle market prices during the year were 597.5 pence and 500 pence respectively.

Long Term Incentive Scheme

At the 1997 Annual General Meeting shareholders approved the introduction of the 1997 Long Term Incentive Share Plan for the benefit of executive directors and certain senior executives. Under the Plan participants may, on the recommendation of the Remuneration Committee, be given an allocation of shares. Then, dependent on the Company's performance over a three year period measured against two separate objective performance measures, participants are awarded rights to acquire shares purchased on the open market by the trustee of the Company's employee share ownership trust (ESOT). The maximum value of shares which can be awarded in respect of any one performance period under the Plan is equal to 40% of a participant's salary. One half of the maximum available award will be granted if the annualised compound growth in the Company's earnings per share (excluding the growth in the Retail Prices Index) equals or exceeds 10 per cent and the remaining half will be granted if the Company's total shareholder return, when measured against the total shareholder return of companies in the FT-SE Mid 250 Index, equals or exceeds the seventy-fifth percentile of FT-SE Mid 250 performance. The percentage of awards that can be granted decreases on a straight line basis to the extent that the Company's performance falls short of the two targets.

The details of allocations made to directors are set out below:

Name	R J Preece
Allocations as at 28 April 2001	12,142
Lapsed during the year	(4,737)
Awarded during the year	(983)
Allocated as at 3 May 2002	**6,422**

The details of awards made to directors are set out below:

Name	R J Preece
Awarded as at 28 April 2001	3,791
Awarded during the year	983
Exercised during the year	-
Awarded as at 3 May 2002	**4,774**

Awards are exerciseable for a period of seven years and the shares will ultimately be transferred from the Company's ESOT to the participants on the payment of £1.

At 3 May 2002 the ESOT held 43,857 ordinary shares in the Company for the purpose of satisfying obligations under share option plans for the benefit of the Group's employees. As participants in the 1997 Long Term Incentive Share Plan the directors have a potential interest in these shares together with other Group employees.

External appointments

With the specific approval of the Board in each case, executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

Service contracts

The Group Chief Executive, the Group Finance Director and the Chief Technology Officer all have service contracts terminable by the Company on the giving of one year's notice.

The Chairman has a fixed term arrangement from September 1995 that is due to terminate on 30 September 2004. The other non-executive directors have agreements with the Company under which they serve for an initial three year period subject to the usual rights of removal by shareholders and termination under the Companies Act 1985 and the Company's Articles of Association.

Corporate Governance continued

of the Institute of Chartered Accountants in England and Wales.

Control environment The Group is committed to high and continually improving standards of management practice both at Group level and within each of the Group's business streams. The Group Board meets at least eight times a year.

The Group's commitment to quality and to developing and growing the business by understanding the needs of the market is spearheaded by the "Achieving Excellence for Customers" initiative that places emphasis on customer satisfaction, innovation, internal operating effectiveness and participation of our employees. Personnel policies and procedures address the need for appropriate business standards and practice and for rigorous health and safety practices.

Risk assessment The Group Board and the senior management of the operating companies have participated in a business risk assessment exercise to review key business risks and establish appropriate resources to control and monitor those risks. The Group's five-year vision and five-year strategic plan are updated regularly and include sensitivity analyses in respect of key risks. An annual budget is prepared by each of the operating companies, consolidated into a Group plan and approved by the Board.

Control procedures and information systems Progress against budget is monitored at operating business and Group levels through monthly reporting of actual financial performance against budget. The management boards also review regularly the key measures of operating performance and new product development projects.

The Group has clear authority limits deriving from the list of matters reserved for decision of the Board, including capital expenditure approval procedures.

Monitoring of controls The Group Audit Committee reviews, on behalf of the Board, the Group's accounting and financial reporting practices, its internal controls, Group compliance with financial policies, regulations and laws and the work of the external auditors. The Committee also reviews the nature and extent of non-audit services provided by the external auditors in order to keep under review the independence and objectivity of the external auditors.

The Audit Committee meets at least twice annually and is comprised of two non-executive directors; Sir John Chisholm (Chairman of the Committee) and Mr George Meredith. It reviews the effectiveness of the system of internal financial controls by reviewing reports produced by executive management and by the external auditors addressing these matters.

Going Concern The directors have a reasonable expectation that the Group and the parent Company have adequate resources to continue in operational existence for the foreseeable future and therefore continue to adopt the going concern basis in preparing the accounts.

Independent Auditors' Report

We have audited the financial statements which comprise the consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, statement of total recognised gains and losses, the Company balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only Financial Highlights and Highlights of the Year, the Chairman's Statement, the Business Review, the Director's Report, the Remuneration Report and the Corporate Governance Statement.

We review whether the Corporate Governance Statement on page 28 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 3 May 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants
and Registered Auditors
Cambridge
5 August 2002

Consolidated Balance Sheet

At 3 May 2002

	Note	2002 £000	2001 (restated) £000
Fixed assets			
Intangible assets	11	**437**	422
Tangible assets	12	**57,991**	59,567
Investments	13	**2,448**	1,696
		60,876	61,685
Current assets			
Stocks	14	**3,387**	3,486
Debtors	15	**10,171**	12,137
Short-term investments	16	**31,473**	19,840
Cash at bank and in hand		**2,892**	190
		47,923	35,653
Creditors			
Amounts falling due within one year	17	**(31,322)**	(25,110)
Net current assets		**16,601**	10,543
Total assets less current liabilities		**77,477**	72,228
Creditors			
Amounts falling due after more than one year	18	**(2,044)**	(4,246)
Provisions for liabilities and charges	20	**(5,730)**	(4,972)
Net assets		**69,703**	63,010
Capital and reserves			
Called up share capital	21	**2,679**	2,655
Share premium account	22	**22,988**	21,784
Profit and loss account	22	**44,036**	38,571
Equity shareholders' funds		**69,703**	63,010

The financial statements were approved by the Board on 5 August 2002 and were signed on its behalf by:

Directors:
MC Throdahl
RJ Preece

Statement of Total Recognised Gains and Losses

For the 53 weeks ended 3 May 2002

	Notes	2002 £000	2001 (restated) £000
Profit on ordinary activities after taxation		**10,963**	10,163
Exchange movements on foreign currency net investments	22	**(110)**	470
Total recognised gains and losses for the financial year		**10,853**	10,633
Prior year adjustment	1	**(4,498)**	
Total gains and losses recognised since last annual report		**6,355**	

Reconciliation of Movements in Equity Shareholders' Funds

For the 53 weeks ended 3 May 2002

	Notes	2002 £000	2001 (restated) £000
Equity shareholders' funds brought forward		**63,010**	56,746
(originally £67,508,000 before deducting prior year adjustment of £4,498,000)			
Profit on ordinary activities after taxation		**10,963**	10,163
Dividends	9	**(5,068)**	(4,770)
Exchange movements on foreign currency net investments	22	**(110)**	470
Movement relating to QUEST	21	**(320)**	-
Issue of ordinary share capital	21	**1,228**	401
Equity shareholders' funds carried forward		**69,703**	63,010

Notes to the Accounts

1 **Basis of consolidation and principal accounting policies**

Accounting standards

The accounts are prepared in accordance with applicable Accounting Standards in the United Kingdom.

The following new accounting standards were adopted during the year:

UK Financial Reporting Standard 17 – 'Retirement benefits'.
This standard sets out revised requirements for the accounting and disclosure of an employer's retirement benefit obligations and related funding. Increasing levels of disclosure of amounts measured in accordance with the Standard, is required over the two financial years ending in April 2002 and 2003, with recognition in the primary statements for the accounting period ending in April 2004. The Group is following the transitional arrangements under which information on financial assumptions to calculate the projected benefit obligations of Group schemes and details of scheme assets, expected rates of return, liabilities and net (liabilities)/assets are disclosed by way of note. In 2003 further analysis covering amounts charged to trading profit, other finance income and the Statement of Group Total Recognised Gains and Losses will be provided. Upon full adoption in 2004, comparative financial statement information will be restated.

UK Financial Reporting Standard 18 – 'Accounting Policies'.
This standard sets out the principle to be followed in selecting accounting policies and the required disclosures regarding their adoption and how they have been adopted. The Standard has been adopted in the accounts for the year ended 3 May 2002. The adoption of this standard did not have any impact on the financial statements.

UK Financial Reporting Standard 19 – 'Deferred Tax'.
This standard requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. As a result of adopting this Standard in the year to 3 May 2002 the Company has changed its policy on accounting for deferred taxation.
Deferred taxation in respect of prior years has been written off against opening reserves as a prior year adjustment. As a result of the change in accounting policy, comparative figures for the 52 weeks to 27 April 2001 have been adjusted as follows:

	Profit after tax for the 52 weeks to 27 April 2001 £000	Basic earnings per share pence	Net assets £000
As previously reported	11,011	41.6	67,508
Effect of the change in accounting policy	(848)	(3.2)	(4,498)
As restated	10,163	38.4	63,010

The profit after tax for the 52 weeks ended 27 April 2001 has been decreased by £848,000 as a result of the change in accounting policy.

Basis of accounting

The financial statements are prepared in accordance with the historical cost convention.

Basis of consolidation

The Group accounts consolidate the accounts of Bespak plc and its subsidiary undertakings for the 53 weeks ended 3 May 2002 (2001 – 52 weeks ended 27 April 2001). No profit or loss account is presented for Bespak plc as permitted by section 230 of the Companies Act 1985.

The Group's share of the results of joint ventures and associated undertakings is included in the profit and loss account and the investments are shown in the Group balance sheet as the Group's share of the net tangible assets of the undertakings less any provisions considered necessary. The Group's share of the results and the assets is based on the latest information available.

Foreign currencies

Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year and the results of the foreign subsidiaries are translated at the average rate of exchange for the year. Differences on exchange arising from the re-translation of the opening net investment in subsidiary companies, and from the translation of the results of those companies at average rates, are taken to reserves and are reported in the statement of total recognised gains and losses. All other foreign exchange differences are taken to the profit and loss account in the year in which they arise. Exchange differences arising on borrowings used to provide a hedge against Group equity investments in foreign subsidiaries are recorded as movements on reserves.

Revenue

Revenue is recognised in the profit and loss account when goods or services are supplied to external customers against orders received. Turnover comprises the invoiced value of goods and services to third parties stated net of value added tax and other sales taxes.

Intangible assets

Goodwill and intangible assets are stated at cost less a provision for amortisation. Amortisation is calculated to write off the cost of goodwill and intangible assets in equal instalments over their expected useful lives. The normal expected useful life of intangible assets is not expected to exceed 20 years in line with the benefits accruing. Intangible assets are reviewed for impairment when there are indications that the carrying value may not be recoverable. Finance costs and internally developed intangible assets are not capitalised. Provision is made against the carrying value of intangible assets where an impairment in value is deemed to have occurred.

2 **Segment information**

The analysis of turnover, Group operating profit and net assets is as follows:	**2002 £000**	2001 £000
Turnover by product		
Pulmonary	**42,907**	34,924
Device & manufacturing services	**40,953**	36,541
Personal care	**7,145**	7,230
	91,005	78,695
Average rate of exchange £1 Sterling: US $	**1.43**	1.47

Pulmonary sales include valves and actuators. Previously actuator sales were included in Device & Manufacturing Services. Sales for 2001 have been restated on the same basis.

Geographical area (turnover by destination)	**2002 £000**	2001 £000
United Kingdom	**43,314**	38,703
United States of America	**23,347**	17,368
Europe	**16,923**	14,753
Rest of the world	**7,421**	7,871
	91,005	78,695

	United Kingdom		United States of America		Total	
Turnover by origin	**2002 £000**	2001 £000	**2002 £000**	2001 £000	**2002 £000**	2001 £000
Total sales	**79,271**	66,367	**21,535**	18,261	**100,806**	84,628
Inter-segment sales	**(9,801)**	(5,933)	**-**	-	**(9,801)**	(5,933)
External sales	**69,470**	60,434	**21,535**	18,261	**91,005**	78,695
Total operating profit						
Group operating profit by segment	**14,572**	13,587	**(863)**	(173)	**13,709**	13,414
Income from joint ventures and associates					**225**	240
					13,934	13,654

4 Share of net operating profits of joint ventures and associates

	2002 £000	2001 £000
Share of operating loss of joint venture	(80)	(28)
Share of operating profit of associated companies	305	268
	225	240
Share of turnover of joint ventures	21	-
Share of turnover of associates	3,684	3,152
Purchase of materials by Bespak Europe Limited from associated companies	1,402	1,177

5 Employees

Staff costs and the average monthly number of employees analysed by activity, including information relating to directors, are shown below:

	2002 £000	2001 £000
Staff costs:		
Wages and salaries	24,964	21,899
Social security costs	2,376	2,341
Other pensions costs	1,871	2,262
	29,211	26,502
	Number	Number
Production	461	472
Sales & marketing	29	28
Administration and supporting services	73	77
Engineering and product development	233	210
	796	787

6 Emoluments of directors

Detailed information concerning directors' individual remuneration, including that of the highest paid director, and share options are given in the numerical analyses and associated text in the Remuneration Commitee Report on pages 24 to 27 and form part of these financial statements.

7 Net interest receivable

	2002 £000	2001 £000
Interest payable:		
- bank overdrafts and loans	(548)	(764)
- other financing costs	(15)	(27)
- associated companies	(23)	(15)
Total interest payable	(586)	(806)
Interest receivable:		
- interest receivable on deposits	1,182	1,268
- other finance income	501	-
Total interest receivable and other finance income	1,683	1,268
Net interest receivable	1,097	462

10 **Earnings per share**

	2002	2001 (restated)
Net profit attributable to shareholders (£000)	**10,963**	10,163
Basic earnings per share (pence)	**41.3p**	38.4p
Diluted earnings per share (pence)	**41.0p**	38.1p
Weighted average number of ordinary shares in issue	**26,570,967**	26,503,513
Shares owned by Employee Share Ownership Trusts	**(52,739)**	(58,545)
Average number of ordinary shares in issue for basic earnings	**26,518,228**	26,444,968
Dilutive impact of share options outstanding	**193,368**	209,420
Diluted average number of ordinary shares in issue	**26,711,596**	26,654,388

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee trusts (see note 13) which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential shares. The Group has two classes of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year, and the contingently issuable shares under the Group's long-term incentive plan. At 3 May 2002, the performance criteria for the vesting of the awards under the incentive scheme had only been partially met and therefore a proportion of the shares in question are excluded from the diluted EPS calculation.

Basic earnings per share for the year ended 27 April 2001 have been reduced from 41.6p to 38.4p as a result of the change in accounting policy for deferred taxation following the adoption of FRS19 (see note 1). Diluted earnings per share have been reduced from 41.3p to 38.1p for the same period.

12 Tangible assets

Group	Assets under construction £000	Land and buildings £000	Plant equipment & vehicles £000	Total £000
Cost				
28 April 2001	12,910	26,930	72,785	112,625
Currency movements	(11)	(223)	(162)	(396)
Additions	4,057	20	1,189	5,266
Reclassifications	(6,566)	327	6,239	-
Disposals	-	-	(1,560)	(1,560)
3 May 2002	10,390	27,054	78,491	115,935
Depreciation				
28 April 2001	-	5,446	47,612	53,058
Currency movements	-	(45)	(105)	(150)
Provided during the year	-	759	5,732	6,491
Disposals	-	-	(1,455)	(1,455)
3 May 2002	-	6,160	51,784	57,944
Net book amount				
3 May 2002	**10,390**	**20,894**	**26,707**	**57,991**
27 April 2001	12,910	21,484	25,173	59,567
Company				
Cost				
28 April 2001	-	45	199	244
Additions	-	-	10	10
Disposals	-	-	(45)	(45)
3 May 2002	-	45	164	209
Depreciation				
28 April 2001	-	33	115	148
Provided during the year	-	9	30	39
Disposals	-	-	(29)	(29)
3 May 2002	-	42	116	158
Net book amount				
3 May 2002	**-**	**3**	**48**	**51**
27 April 2001	-	12	84	96

	Group		Company	
The net book value of land and buildings comprised:	**2002 £000**	2001 £000	**2002 £000**	2001 £000
Freehold land and buildings	**18,524**	19,002	**-**	-
Long-term leasehold improvements	**2,367**	2,470	**-**	-
Short-term leasehold improvements	**3**	12	**3**	12
	20,894	21,484	**3**	12
Included in plant, equipment and vehicles are: Assets subject to finance leases and lease purchase contracts – net book amount	**56**	150	**19**	43

13 **Fixed asset investments** (continued)

The Company's principal investments are as follows:	Country of registration (or incorporation) and operation)	% of ordinary shares held by the Company	% of ordinary shares held by the Group	Nature of business
Subsidiary undertakings:				
Bespak Europe Limited	Great Britain	79	100	Development and manufacturing
Bespak Finance Limited	Great Britain	100	100	Finance company
Bespak Holdings Limited	Great Britain	100	100	Holding company
Bespak QUEST Limited	Great Britain	100	100	Employee share ownership trust
Bespak Inc.	USA	-	100	Development manufacturing and distribution
Bespak Holdings Inc.	USA	-	100	Holding company
Joint ventures				
Odem Limited	Great Britain	33	33	Development
Associated companies:				
Bull Rubber Limited	Great Britain	26	26	Manufacturing
Microspray Delta S.p.A.	Italy	40	40	Manufacturing

The accounting reference date for the subsidiary undertakings is 30 April. Bull Rubber Limited reports to 31 March and Microspray Delta S.p.A. to 31 December.

18 **Creditors – amounts falling due after more than one year**

	Group		Company	
	2002	2001	**2002**	2001
	£000	£000	**£000**	£000
Loan repayments due between 2 and 5 years	**-**	2,106	**-**	2,088
Loan repayments due between 1 and 2 years	**2,044**	2,140	**2,044**	2,105
Loans from Group undertakings	**-**	-	**15,666**	16,944
	2,044	4,246	**17,710**	21,137
Loan repayments due within 1 year	**2,091**	2,152	**2,060**	2,111
	4,135	6,398	**19,770**	23,248
Total amount included above due on long term loans which are repayable by instalments	**4,135**	6,398	**4,104**	6,304

Analysed as:	Terms	Currency	Repayable	2002	2001
				£000	£000
Company					
Lease purchase		£	2002	**17**	40
Bank loan	Unsecured bank loan repayable by two equal annual instalments commencing October 2002 interest at 0.65% above LIBOR	US$	2002/2003	**4,087**	6,264
Subsidiaries					
Lease purchase		£	2002/2003	**31**	94
				4,135	6,398

Notes:

(i) The bank loan is subject to a cross guarantee between Bespak plc and Bespak Europe Limited. Further information is given in note 19 on financial instruments.

19 **Financial instruments and related disclosures** (continued)

Interest rate and currency profile of financial assets and liabilities

The interest and currency profile, after taking account of an interest rate swap, of the financial assets and liabilities of the Group at 3 May 2002 was:

	Total		Floating rate		Fixed rate	
	2002	2001	**2002**	2001	**2002**	2001
Financial liabilities	**£000**	£000	**2002**	£000	**£000**	£000
Sterling	**(58)**	(545)	**(10)**	(411)	**(48)**	(134)
US dollar	**(9,381)**	(11,227)	**(5,294)**	(7,051)	**(4,087)**	(4,176)
EU currencies (excluding Sterling)	**(158)**	-	**(158)**	-	**-**	-
Gross borrowings	**(9,597)**	(11,772)	**(5,462)**	(7,462)	**(4,135)**	(4,310)
Financial assets						
Sterling	**31,824**	19,921				
US dollar	**526**	8				
EU currencies (excluding Sterling)	**2,013**	83				
Swiss franc	**2**	18				
Cash and deposits	**34,365**	20,030				
Net funds	**24,768**	8,258				

The interest rates applicable to bank loans are detailed in note 18.

The Group entered into a three year interest rate swap agreement in April 2000 for a total amount of US$ 6 million (£4.1 million). The principal amount covered by the swap has been catagorised as fixed rate borrowings. The fixed interest rate applicable to the Group's US dollar borrowing is 7.68%.
Interest on bank overdrafts and short term loans are linked to LIBOR.

The financial assets comprise cash and short-term investments that are placed with banks at floating rates. At 3 May 2002 financial assets included bank and cash balances of £60,000 on which no interest is received.

Currency risk

The Group's principal currency exposure is to movements between Sterling and the US dollar.

The Group's policy is to hedge a proportion of its overseas net assets translation exposure. Assets denominated in US dollars are broadly matched by US dollar borrowings. Gains and losses arising from this currency exposure are recognised in the statement of total recognised gains and losses. The Group does not hedge the impact of exchange rate movements on reported profits.

The Group uses forward contracts to hedge transactional currency exposures. As a result there were no material monetary assets or liabilities in foreign currencies, having taken into account the effect of forward exchange currency contracts that have been used to match foreign currency exposures.

In addition the Group hedges a proportion of forecast future foreign currency transaction exposure extending to twelve months. At 3 May 2002 the Group held forward contracts and option contracts to hedge the equivalent of £14.1 million of forecast foreign currency transaction exposures (2001 £3.4 million).

20 **Provisions for liabilities and charges** (continued)

Deferred taxation provided in the financial statements, and the amount unprovided of the total potential liability, are as follows:

		Amount provided		Amount unprovided
	2002	2001	**2002**	2001
	£000	£000 (restated)	**£000**	£000 (restated)
Group				
Tax effect of timing differences:				
Excess of tax allowances over depreciation	**6,133**	5,665	**-**	-
Other timing differences	**(708)**	(992)	**-**	-
Tax losses	**(25)**	(25)	**-**	-
	5,400	4,648	**-**	-
Company				
Tax effect of timing differences:				
Excess of tax allowances over depreciation	**-**	-	**(10)**	(15)
Other timing differences	**-**	-	**(16)**	(64)
	-	-	**(26)**	(79)

The deferred tax asset is not provided as this asset may not crystallise in the Company in the foreseeable future.

Post retirement benefits

As detailed in note 13 the Group has invested in a deferred compensation plan for US employees. The amount of the deferred compensation is invested by the Group in a trust plan on behalf of employees until retirement.

22 **Reserves**

Group	Share premium account £000	Profit & loss account (restated) £000	Total (restated) £000
At 28 April 2001 as previously reported	21,784	43,069	64,853
Prior year adjustment	-	(4,498)	(4,498)
At 28 April 2001 restated	21,784	38,571	60,355
Premium on shares issued during the year	1,204	-	1,204
Exchange movements on foreign currency net investments	-	(110)	(110)
Movement relating to QUEST (see note 21)	-	(320)	(320)
Retained profit for the year	-	5,895	5,895
At 3 May 2002	**22,988**	**44,036**	**67,024**
Company			
At 28 April 2001	21,784	38,766	60,550
Premium on shares issued during the year	1,204	-	1,204
Retained profit for the year	-	2,626	2,626
At 3 May 2002	**22,988**	**41,392**	**64,380**

Cumulative goodwill written-off against reserves amounts to £2,297,000 (2001 - £2,297,000).

Profit for financial year

As permitted by section 230 of the Companies Act 1985, the holding company's profit and loss account has not been included in these financial statements. The profit on ordinary activities after taxation for the financial year dealt with in the accounts of the holding company was £7.694 million.

Prior year adjustment

The prior year adjustment relates to the implementation of FRS19 on accounting for deferred taxation (see note1).

25 **Commitments and contingent liabilities**

	Group		Company	
	2002	2001	**2002**	2001
	£000	£000	**£000**	£000
(i) Capital expenditure contracted for but not provided in the accounts	**8,037**	1,110	**-**	-
(ii) Annual commitments under operating leases				
Land and buildings:				
- Expiring within 1 year	**1**	6	**-**	-
- Expiring between 2 and 5 years inclusive	**54**	94	**26**	26
	55	100	**26**	26
Other:				
- Expiring within 1 year	**11**	189	**-**	-
- Expiring between 2 and 5 years inclusive	**240**	202	**-**	-
	251	391	**-**	-

(iii) Legal proceedings

In January 2002 the European Patent Office Opposition Board ruled against the Group, upholding the patent rights of a competitor in the field of metered dose inhaler valves. It is likely that an appeal will be made against the decision and the eventual outcome of the dispute is uncertain. The directors do not expect that a material loss will result from the proceedings and as a result no provision has been made.

Five year summary

	2002 £000	2001 £000	2000 £000	1999 £000	1998 £000
Turnover	**91,005**	78,695	83,016	81,870	86,067
Operating expenses	**(77,296)**	(65,281)	(68,279)	(68,699)	(72,662)
Exceptional items	**-**	-	(583)	1,225	-
Group operating profit	**13,709**	13,414	14,154	14,396	13,405
Share of net operating profits of joint ventures and associates	**225**	240	229	159	36
Loss on sale of business	**-**	-	(29,739)	-	-
Profit/(loss) before interest and taxation	**13,934**	13,654	(15,356)	14,555	13,441
Net interest receivable/(payable)	**1,097**	462	(129)	182	379
Profit/(loss) before taxation	**15,031**	14,116	(15,485)	14,737	13,820
Taxation	**(4,068)**	(3,953)	(5,067)	(3,768)	(3,802)
Profit/(loss) for the financial year	**10,963**	10,163	(20,552)	10,969	10,018
Dividends	**(5,068)**	(4,770)	(4,430)	(3,902)	(3,497)
Retained profit/(loss) for the year	**5,895**	5,393	(24,982)	7,067	6,521
Earnings per share (pre-exceptional)	**41.3p**	38.4p	37.2p	38.8p	39.4p
Earnings/(loss) per share (post-exceptional)	**41.3p**	38.4p	(78.9p)	42.8p	39.4p
Diluted earnings per share (pre-exceptional)	**41.0p**	38.1p	36.8p	37.7p	38.3p
Diluted earnings/(loss) per share (post-exceptional)	**41.0p**	38.1p	(78.0p)	41.6p	38.3p

The financial information has been extracted from the audited accounts for 1998 to 2002 inclusive.

Adjustments have been made to the figures originally published to reflect the changes in accounting policy in respect of goodwill and intangible assets and deferred taxation.

Financial Calendar

2001/2002		2002/2003	
Year end	3 May 2002	Year end 2 May 2003	
Ex-dividend date	19 June 2002	Announcement of half year results	December 2002
Record date	28 June 2002	Interim Report	January 2003
Annual General Meeting	20 September 2002	Payment of interim dividend	February 2003
Payment of final dividend	8 October 2002		